UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GFI Group, Inc.

(Name of Subject Company)

BGC Partners, L.P.

(Offeror)

BGC Partners, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

361652 20 9

(CUSIP Number of Class of Securities)

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention: Stephen M. Merkel, Esq.

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam, Esq.

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$665,901,558	$77,378

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 126,541,799 shares of common stock (“Shares”) of GFI Group, Inc. (“GFI”) issued and outstanding as of July 31, 2014 as set forth in GFI’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014 (the “Form 10-Q”), plus (2) 16,193,862 Shares subject to issuance in respect of Restricted Stock Units outstanding as of June 30, 2014, as set forth in the Form 10-Q, plus (3) 6,316 Shares subject to issuance pursuant to exercisable options as of June 30, 2014, as set forth in the Form 10-Q, plus (4) 1,171,879 Shares subject to issuance in respect of contingently issuable shares outstanding as of June 30, 2014, as set forth in the Form 10-Q, less (5) 17,075,464 Shares owned by BGC Partners, L.P.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001162.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Schedule TO relates to the offer by BGC Partners, L.P. , a Delaware limited partnership (the “Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group, Inc. (“GFI”), a Delaware corporation, for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 22, 2014.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of summary advertisement, dated October 22, 2014.

(a)(5)(A)	Text of press release issued by BGC, dated October 22, 2014.

(b)	Commitment Letter from Morgan Stanley Senior Funding, Inc. to BGC Partners, Inc., dated October 21, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2014

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel

Name: Stephen M. Merkel
Title: Executive Vice President, General Counsel and Secretary

BGC PARTNERS, L.P.

By:	/s/ Stephen M. Merkel

Name: Stephen M. Merkel
Title: Executive Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 22, 2014.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of summary advertisement, dated October 22, 2014.

(a)(5)(A)	Text of press release issued by BGC, dated October 22, 2014.

(b)	Commitment Letter from Morgan Stanley Senior Funding, Inc. to BGC Partners, Inc., dated October 21, 2014.